Appendix A
to the Amended and Restated
OPERATING EXPENSES LIMITATION AGREEMENT

Series of Professionally Managed Portfolios	Operating Expense Limit

DSM Large Cap Growth Fund
Class R	1.20% of average daily net assets
Class I	0.95% of average daily net assets

DSM Global Growth Fund
Class R	1.45% of average daily net assets
Class I	1.20% of average daily net assets

DSM Small-Mid Cap Growth Fund
Class R	1.40% of average daily net assets
Class I	1.15% of average daily net assets

Effective Date:  March 28, 2013

PROFESSIONALLY MANAGED PORTFOLIOS		DSM CAPITAL PARTNERS LLC

By:	/s/ Elaine E. Richards	By:	/s/ Stephen Memishian
Name:	Elaine E. Richards	Name:	Stephen Memishian
Title:	President	Title:	Managing Partner

Appendix approved by the Board of Trustees:  August 3, 2009; amended March 1-2, 2012 to add the DSM Global Growth Fund; amended May 14-15 to revise the limitations for the DSM Large Cap Growth Fund; amended February 28, 2013 to add the DSM Small-Mid Cap Growth Fund.